PRESS NOTE



Ponzano, 13 December 2002 - Benetton Group announces it is currently in negotiations with The Hockey Company for the sale of the Rollerblade brand. The negotiations could be finalized as early as the end of the current year.

The Hockey Company , headquarter in Montreal, Canada, is the world leader in the manufacture and distribution of hockey equipment and apparel, under the CCM, JOFA and KOHO brands.

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